Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax:    +972-77-424-6487

October 4, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:          Super Light, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2011
File No. 333-174435

Dear Mr. Reynolds:

Super Light, Inc. (“SLI”) acknowledges receipt of the letter dated September 29, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SLI is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 3 to Registration Statement on Form S-1

Market for Common Stock and Related Stockholder Matters, page 15

1.           Please clarify the date of the information provided under Holders.

Response:                      Revised.  With regard to the information under Market for Common Stock and Related Stockholder Matters, on page 15 of the document, we have provided the information as of October 4, 2011.  Please see the Fourth Amended Draft.

Selling Security Holders, page 15

2.
We partially reissue comment one of our letter dated August 31, 2011. We note that footnote two to the table on page 16 continues to refer to May 21, 2011. Please provide the information in this table as of the most recent practicable date.

Response:                      Revised.  With regard to the information under footnote two to the table on page 16 of the document, we have provided the information as of October 4, 2011.  Please see the Fourth Amended Draft.

Management’s Discussion and Analysis, page 17
Plan of Operation, page 17

3.
We partially reissue comment two of our letter dated August 31, 2011. We note your revised disclosure under Expenditures on page 20. It is unclear how you calculated the $2000 you anticipate for inspection and verification in China and Israel given your earlier statement on page 19 that you anticipate $1,000 per 40 foot container for inspecting and verification and an additional $500 per container for regulatory testing costs in Israel. Please advise us of how many containers you anticipate having inspected and verified in the next 12 months and revise your disclosure as appropriate.

Response:                      The estimated expenditure of $2,000 for inspection and verification in China and Israel was calculated based on our estimation of costs to have our products tested by the Israel Standards Institute to ensure that they conform to the standards adopted by the State of Israel, as discussed in Risk Factor Number 13 on page 9 of the document, and to negotiate and enter into a contract with a global inspection, verification, testing, and certification company to inspect the goods at the port of export in China, as discussed on page 19 of the document.  The $2,000 figure does not include the per container fees for inspection and verification that are discussed on page 19 of the document.  The reason that the per container fees were not included in the table of expenditures is that these fees will be passed along to the customer and will be included in the price that we will be charging for the goods and/or billed to the customer separately, as noted on page 27 of the document.  Since the per container inspection and verification fees will either be covered by the purchase price that we will receive from the customer or billed separately to the customer, we did not include these fees in our estimated expenditures.  We only included expenditures that we anticipate we will have to pay out of our own pocket in the next 12 months.

4.           We also note that you revised the table under Expenditures on page 20 and deleted the amount allocated to Overhead. Please revise to indicate the amount budgeted to overhead in the next 12 months.

Response:                      Revised. We have revised the amount allocated to Overhead at $2,000.

Existing or Probable Government Regulations, page 30

5.
We partially reissue comment four of our letter dated August 31, 2011. Please revise to specifically discuss the applicability of the AQSIQ quality inspections to the products you intend to export from China.

Response:                      Revised.  We have revised our discussion of governmental regulations on page 30 of the document to clarify that disposable diapers do not appear on the AQSIQ Catalogue of Goods subject to statutory inspection, and therefore our products, while not subject to mandatory statutory inspection, may be subject to random inspection by the local AQSIQ offices.  Please see the Fourth Amended Draft.

Management, page 31

6.
We partially reissue comment three of our letter dated August 31, 2011. We note your added disclosure on page 32 that Mr. Kiper was involved in raising funds for residential real estate projects in the Baltic countries from 2003 through 2008. Please reconcile this statement with your disclosure in the last paragraph of page 23 where you refer to his extensive business experience in the Baltic countries over the “last five years.”

Response:                      Revised.  We have revised our disclosure on page 23 of the document to clarify that Mr. Kiper has prior business experience in the Baltic countries and have deleted “last five years” from our disclosure.  Please see the Fourth Amended Draft.

Certain Relationships and Related Transactions, page 35

7.
We partially reissue comment five of our letter dated August 31, 2011. Please revise this section to provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loan from Ms. Hana Abu. In this regard, please provide the largest aggregate amount of principal outstanding during the period for which disclosure is provided. Furthermore, it is unclear why you have deleted the reference to this being a non-interest bearing loan. Please revise to provide the rate or amount of interest payable on the indebtedness.

Response:                      Revised.  We have revised the Certain Relationships and Related Transactions section of the document to include information as to the current outstanding balance of the loan provided by Ms. Hana Abu and the largest aggregate amount of principal that was outstanding during the period for which disclosure is being provided in the document.  We have also revised our disclosure to state that the loan provided by Ms. Hana Abu is a non-interest bearing loan.  Please see the Fourth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-659-6370.
Sincerely,

Zeev Joseph Kiper, President and Director
Super Light Inc.

VIA EDGAR
cc:	David Link, Securities and Exchange Commission, Division of Corporation Finance - Edgar